082-00913

RECEIVED

2007 NOV -1 P 2:

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07027701

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 26 October 2007

SUPPL

Dear Sir

J Sainsbury Announces: Statement by Delta (Two) And J Sainsbury Plc regarding a possible offer for Sainsbury's.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 26 October 2007.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

PROCESSED
NOV 0 6 2007
THOMSON
FINANCIAL

dlw 11/5

26 October 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

STATEMENT BY DELTA (TWO) LIMITED ("DELTA TWO") AND J SAINSBURY PLC ("SAINSBURY'S" OR THE "COMPANY") REGARDING A POSSIBLE OFFER FOR SAINSBURY'S

Further to the announcement made on 20 September 2007, Delta Two has informed Sainsbury's that it is seeking increased funding of approximately £500 million of additional equity in respect of the proposed acquisition of Sainsbury's at an offer price of 600 pence per share in cash. Delta Two has entered into discussions with the Qatar Investment Authority to secure such funding. There can be no certainty that such funding will be forthcoming and, therefore, no certainty that an offer will be made.

Sainsbury's and Delta Two agree that it is in the best interests of shareholders and colleagues to bring this process to a conclusion as soon as practicable. At the request of Delta Two and Sainsbury's, the Takeover Panel Executive has today announced a deadline of 5.00pm on 8 November 2007, unless the Takeover Panel Executive consents otherwise, by which Delta Two must either announce a firm intention to make an offer for Sainsbury's under Rule 2.5 of the Takeover Code or announce that it does not intend to make an offer for Sainsbury's. In the event that Delta Two announces that it does not intend to make an offer for Sainsbury's, Delta Two and any person acting in concert with it will, except with the consent of the Takeover Panel Executive, be bound by the restrictions contained in Rule 2.8 of the Takeover Code for six months from the date of such announcement.

A further announcement will be made in due course.

Enquiries:

Financial Dynamics (Public relations adviser to Delta Two): Tel: +44 (0) 20 7831 3113
Giles Sanderson
Jonathon Brill

Finsbury (Public relations adviser to Sainsbury's): Tel: +44 (0) 20 7251 3801
Mike Smith
Alex Pettifer

Sainsbury's:
Elliot Jordan (Investor Relations) Tel: +44 (0) 20 7695 4931
Pip Wood (Media) Tel: +44 (0) 20 7695 7295

This announcement does not constitute, or form any part of, any offer for securities.

Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, who are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting as joint financial advisers to Delta Two and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Delta Two for providing the protections afforded to customers of Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, or for providing advice in relation to the contents of this announcement or any matters referred to herein.

UBS Investment Bank and Morgan Stanley & Co. Limited are acting as joint financial advisers and joint brokers to Sainsbury's, and no one else in connection with the potential offer and the contents of this announcement and will not be responsible to anyone other than Sainsbury's for providing the protections afforded to the clients of UBS

Investment Bank and Morgan Stanley & Co. Limited, nor for providing advice in relation to the potential offer, the contents of this announcement or any other matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Sainsbury's, all "dealings" in any "relevant " securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Sainsbury's by Delta (Two) Limited, the Qatar Investment Authority, or Sainsbury's, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk .

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

26 October 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

STATEMENT BY DELTA (TWO) LIMITED ("DELTA TWO") AND J SAINSBURY PLC ("SAINSBURY'S" OR THE "COMPANY") REGARDING A POSSIBLE OFFER FOR SAINSBURY'S

Further to the announcement made on 20 September 2007, Delta Two has informed Sainsbury's that it is seeking increased funding of approximately £500 million of additional equity in respect of the proposed acquisition of Sainsbury's at an offer price of 600 pence per share in cash. Delta Two has entered into discussions with the Qatar Investment Authority to secure such funding. There can be no certainty that such funding will be forthcoming and, therefore, no certainty that an offer will be made.

Sainsbury's and Delta Two agree that it is in the best interests of shareholders and colleagues to bring this process to a conclusion as soon as practicable. At the request of Delta Two and Sainsbury's, the Takeover Panel Executive has today announced a deadline of 5.00pm on 8 November 2007, unless the Takeover Panel Executive consents otherwise, by which Delta Two must either announce a firm intention to make an offer for Sainsbury's under Rule 2.5 of the Takeover Code or announce that it does not intend to make an offer for Sainsbury's. In the event that Delta Two announces that it does not intend to make an offer for Sainsbury's, Delta Two and any person acting in concert with it will, except with the consent of the Takeover Panel Executive, be bound by the restrictions contained in Rule 2.8 of the Takeover Code for six months from the date of such announcement.

A further announcement will be made in due course.

Enquiries:

Financial Dynamics (Public relations adviser to Delta Two): Tel: +44 (0) 20 7831 3113
Giles Sanderson
Jonathon Brill

Finsbury (Public relations adviser to Sainsbury's): Tel: +44 (0) 20 7251 3801
Mike Smith
Alex Pettifer

Sainsbury's:
Elliot Jordan (Investor Relations) Tel: +44 (0) 20 7695 4931
Pip Wood (Media) Tel: +44 (0) 20 7695 7295

This announcement does not constitute, or form any part of, any offer for securities.

Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, who are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting as joint financial advisers to Delta Two and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Delta Two for providing the protections afforded to customers of Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, or for providing advice in relation to the contents of this announcement or any matters referred to herein.

UBS Investment Bank and Morgan Stanley & Co. Limited are acting as joint financial advisers and joint brokers to Sainsbury's, and no one else in connection with the potential offer and the contents of this announcement and will not be responsible to anyone other than Sainsbury's for providing the protections afforded to the clients of UBS

Investment Bank and Morgan Stanley & Co. Limited, nor for providing advice in relation to the potential offer, the contents of this announcement or any other matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Sainsbury's, all "dealings" in any "relevant " securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Sainsbury's by Delta (Two) Limited, the Qatar Investment Authority, or Sainsbury's, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk .

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

26 October 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

STATEMENT BY DELTA (TWO) LIMITED ("DELTA TWO") AND J SAINSBURY PLC ("SAINSBURY'S" OR THE "COMPANY") REGARDING A POSSIBLE OFFER FOR SAINSBURY'S

Further to the announcement made on 20 September 2007, Delta Two has informed Sainsbury's that it is seeking increased funding of approximately £500 million of additional equity in respect of the proposed acquisition of Sainsbury's at an offer price of 600 pence per share in cash. Delta Two has entered into discussions with the Qatar Investment Authority to secure such funding. There can be no certainty that such funding will be forthcoming and, therefore, no certainty that an offer will be made.

Sainsbury's and Delta Two agree that it is in the best interests of shareholders and colleagues to bring this process to a conclusion as soon as practicable.. At the request of Delta Two and Sainsbury's, the Takeover Panel Executive has today announced a deadline of 5.00pm on 8 November 2007, unless the Takeover Panel Executive consents otherwise, by which Delta Two must either announce a firm intention to make an offer for Sainsbury's under Rule 2.5 of the Takeover Code or announce that it does not intend to make an offer for Sainsbury's. In the event that Delta Two announces that it does not intend to make an offer for Sainsbury's, Delta Two and any person acting in concert with it will, except with the consent of the Takeover Panel Executive, be bound by the restrictions contained in Rule 2.8 of the Takeover Code for six months from the date of such announcement.

A further announcement will be made in due course.

Enquiries:

Financial Dynamics (Public relations adviser to Delta Two): Tel: +44 (0) 20 7831 3113
Giles Sanderson
Jonathon Brill

Finsbury (Public relations adviser to Sainsbury's): Tel: +44 (0) 20 7251 3801
Mike Smith
Alex Pettifer

Sainsbury's:
Elliot Jordan (Investor Relations) Tel: +44 (0) 20 7695 4931
Pip Wood (Media) Tel: +44 (0) 20 7695 7295

This announcement does not constitute, or form any part of, any offer for securities.

Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, who are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting as joint financial advisers to Delta Two and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Delta Two for providing the protections afforded to customers of Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, or for providing advice in relation to the contents of this announcement or any matters referred to herein.

UBS Investment Bank and Morgan Stanley & Co. Limited are acting as joint financial advisers and joint brokers to Sainsbury's, and no one else in connection with the potential offer and the contents of this announcement and will not be responsible to anyone other than Sainsbury's for providing the protections afforded to the clients of UBS

Investment Bank and Morgan Stanley & Co. Limited, nor for providing advice in relation to the potential offer, the contents of this announcement or any other matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Sainsbury's, all "dealings" in any "relevant " securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Sainsbury's by Delta (Two) Limited, the Qatar Investment Authority, or Sainsbury's, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk .

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

26 October 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

STATEMENT BY DELTA (TWO) LIMITED ("DELTA TWO") AND J SAINSBURY PLC ("SAINSBURY'S" OR THE "COMPANY") REGARDING A POSSIBLE OFFER FOR SAINSBURY'S

Further to the announcement made on 20 September 2007, Delta Two has informed Sainsbury's that it is seeking increased funding of approximately £500 million of additional equity in respect of the proposed acquisition of Sainsbury's at an offer price of 600 pence per share in cash. Delta Two has entered into discussions with the Qatar Investment Authority to secure such funding. There can be no certainty that such funding will be forthcoming and, therefore, no certainty that an offer will be made.

Sainsbury's and Delta Two agree that it is in the best interests of shareholders and colleagues to bring this process to a conclusion as soon as practicable. At the request of Delta Two and Sainsbury's, the Takeover Panel Executive has today announced a deadline of 5.00pm on 8 November 2007, unless the Takeover Panel Executive consents otherwise, by which Delta Two must either announce a firm intention to make an offer for Sainsbury's under Rule 2.5 of the Takeover Code or announce that it does not intend to make an offer for Sainsbury's. In the event that Delta Two announces that it does not intend to make an offer for Sainsbury's, Delta Two and any person acting in concert with it will, except with the consent of the Takeover Panel Executive, be bound by the restrictions contained in Rule 2.8 of the Takeover Code for six months from the date of such announcement.

A further announcement will be made in due course.

Enquiries:

Financial Dynamics (Public relations adviser to Delta Two): Tel: +44 (0) 20 7831 3113
Giles Sanderson
Jonathon Brill

Finsbury (Public relations adviser to Sainsbury's): Tel: +44 (0) 20 7251 3801
Mike Smith
Alex Pettifer

Sainsbury's:
Elliot Jordan (Investor Relations) Tel: +44 (0) 20 7695 4931
Pip Wood (Media) Tel: +44 (0) 20 7695 7295

This announcement does not constitute, or form any part of, any offer for securities.

Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, who are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting as joint financial advisers to Delta Two and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Delta Two for providing the protections afforded to customers of Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, or for providing advice in relation to the contents of this announcement or any matters referred to herein.

UBS Investment Bank and Morgan Stanley & Co. Limited are acting as joint financial advisers and joint brokers to Sainsbury's, and no one else in connection with the potential offer and the contents of this announcement and will not be responsible to anyone other than Sainsbury's for providing the protections afforded to the clients of UBS

Investment Bank and Morgan Stanley & Co. Limited, nor for providing advice in relation to the potential offer, the contents of this announcement or any other matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Sainsbury's, all "dealings" in any "relevant " securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Sainsbury's by Delta (Two) Limited, the Qatar Investment Authority, or Sainsbury's, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk .

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

26 October 2007

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR FROM AUSTRALIA, CANADA, JAPAN OR THE UNITED STATES

STATEMENT BY DELTA (TWO) LIMITED ("DELTA TWO") AND J SAINSBURY PLC ("SAINSBURY'S" OR THE "COMPANY") REGARDING A POSSIBLE OFFER FOR SAINSBURY'S

Further to the announcement made on 20 September 2007, Delta Two has informed Sainsbury's that it is seeking increased funding of approximately £500 million of additional equity in respect of the proposed acquisition of Sainsbury's at an offer price of 600 pence per share in cash. Delta Two has entered into discussions with the Qatar Investment Authority to secure such funding. There can be no certainty that such funding will be forthcoming and, therefore, no certainty that an offer will be made.

Sainsbury's and Delta Two agree that it is in the best interests of shareholders and colleagues to bring this process to a conclusion as soon as practicable. At the request of Delta Two and Sainsbury's, the Takeover Panel Executive has today announced a deadline of 5.00pm on 8 November 2007, unless the Takeover Panel Executive consents otherwise, by which Delta Two must either announce a firm intention to make an offer for Sainsbury's under Rule 2.5 of the Takeover Code or announce that it does not intend to make an offer for Sainsbury's. In the event that Delta Two announces that it does not intend to make an offer for Sainsbury's, Delta Two and any person acting in concert with it will, except with the consent of the Takeover Panel Executive, be bound by the restrictions contained in Rule 2.8 of the Takeover Code for six months from the date of such announcement.

A further announcement will be made in due course.

Enquiries:

Financial Dynamics (Public relations adviser to Delta Two):	Tel: +44 (0) 20 7831 3113
Giles Sanderson	
Jonathon Brill	
Finsbury (Public relations adviser to Sainsbury's):	Tel: +44 (0) 20 7251 3801
Mike Smith	
Alex Pettifer	
Sainsbury's:	
Elliot Jordan (Investor Relations)	Tel: +44 (0) 20 7695 4931
Pip Wood (Media)	Tel: +44 (0) 20 7695 7295

This announcement does not constitute, or form any part of, any offer for securities.

Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, who are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting as joint financial advisers to Delta Two and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Delta Two for providing the protections afforded to customers of Dresdner Kleinwort Limited and Credit Suisse Securities (Europe) Limited, or for providing advice in relation to the contents of this announcement or any matters referred to herein.

UBS Investment Bank and Morgan Stanley & Co. Limited are acting as joint financial advisers and joint brokers to Sainsbury's, and no one else in connection with the potential offer and the contents of this announcement and will not be responsible to anyone other than Sainsbury's for providing the protections afforded to the clients of UBS

Investment Bank and Morgan Stanley & Co. Limited, nor for providing advice in relation to the potential offer, the contents of this announcement or any other matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Sainsbury's, all "dealings" in any "relevant " securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Sainsbury's by Delta (Two) Limited, the Qatar Investment Authority, or Sainsbury's, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk .

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END